

July 23, 2013

Via Email
Samuell Eads
President
Emerald Isle Exploration Ltd.
1218 Purtov Street
Kodiak, AK

> **Re:** **Emerald Isle Exploration Ltd.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2013**
> **File No. 333-189630**

Dear Mr. Eads:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 27, 2013

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company, and revise your registration statement to:
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Cover Page

3. We note your statement that the offering will commence "as soon as practicable and from time to time after the effective date of this Registration Statement." It appears to us that the company is not eligible to conduct a delayed offering. Please revise your cover page of the registration statement as appropriate. See Rule 415 under the Securities Act of 1933

4. We not you indicate that the company is calculating the fee pursuant to Rule 457(a) and 457(o). Given that the registration statement is registering a given number of securities for the company it appears that the company should rely on 457(a) as it is registering a specific amount of securities. Please revise to delete the reference to Rule 457(o) or advise us as appropriate.

5. Please move the legend required by Item 501(b)(10) of Regulation S-K to the prospectus cover page.

Prospectus Cover Page

6.   Please relocate the four sentences starting with "accordingly, if we file for bankruptcy protection …" Also, please clarify the references to returning subscription money to investors, given the lack of an escrow agreement and the no minimum nature of your offering.

Prospectus Summary, page 2

7.   We note the disclosure on page three that you will be "unable to take concrete steps toward the implementation of your plan of operation" unless you sell at least 75% of the shares offered. Please revise here and elsewhere, as appropriate, to address your plans in the event that you are unable to raise the necessary funds. In addition, please discuss the relative priority investors will receive in the event of your liquidation with particular reference to the related party debt owed to Mr. Eads.

Summary Financial Information, page 3

8.   Within your table "Financial Summary" we note you disclose total stockholder's equity of $7,931 as of April 30, 2013. However, the amount presented in your balance sheet appears to be a stockholders deficit of $8,069. Please modify your disclosure accordingly.

Risk Factors, page 4

9.   Please revise your risk factor "Our auditors have expressed …" to specifically reference your current working capital deficit and existing capital requirements to fund operations over the next year.

10.   We note your statement in the risk factor "We will require additional funds which we plan to raise …" that you will need $9,200 to complete phase I and a total of $75,037 to complete the first two phases of your plan of operation. We also note that your Summary section indicates that Phase I has an estimated cost of $9,200 and the estimated cost of Phase II is $40,000. Please revise your disclosure as appropriate to reconcile these statements.

11.   Please expand on your page five risk factor "The market price for precious metals …" to provide additional information and factual context for investors. In this respect your revised disclosure should address the decline in gold prices over the past year and discuss recent trends in mining exploration and exploration finance. Additionally, revise your statement that indicates that the offering is an offering by existing investors.

12.   Please revise your page six risk factor "Since the majority of our shares of common stock
        …" to disclose Mr. Eads ownership percentage, assuming the sale of all of the offered
        shares.

13.   Please include a risk factor addressing the dilution associated with your offering.

Use of Proceeds, page 9

14.   Please revise your table to disclose the net proceeds of the offering under each scenario.
        In addition, please clarify why your legal and accounting fees, and costs associated with
        being a reporting company, vary based on your offering size. Finally, please ensure your
        estimates are consistent throughout your disclosure. In this regard we note you estimate
        your offering costs to be $12,504 on page three.

15.   Please clarify whether the offering proceeds will be used to repay the $16,000 loan
        payable to Mr. Eads.

16.   Please revise to clarify whether additional funding is required to complete Phase I with
        the noted amounts of proceeds to the offering.

17.   We note the cross reference to the description of the use of proceeds in the "Plan of
        Operation" section. Please revise if necessary to clearly describe all the uses of proceeds
        in this section.

18.   Please revise to address the use of proceeds if only a minimal amount of proceeds are
        received. For example, clarify the uses of the proceeds if the company only sells 10% of
        the amount of securities in the offering.

Dilution, page 10

19.   Your disclosure suggests Mr. Eads made a $40 capital contribution for his shares. The
        Statement of Cash Flows and Statement of Changes in Stockholders' Deficit imply that
        no cash consideration was paid. Please clarify the nature and amount of Mr. Eads capital
        contribution for his shares.

20.   Please present the net tangible book value after the offering for each scenario. Similarly,
        please present the amount of increase in net tangible book value per share attributable to
        the cash payments made by investors under each scenario. See Item 507 of Regulation S-
        K.

21.   Please advise us how you calculated your net tangible book value and net tangible book
        value per share prior to your offering.

Samuell Eads
Emerald Isle Exploration Ltd.
July 23, 2013
Page 5

Plan of Distribution, page 12

22.   On page 13 you refer to your "two officers and sole director." However, you appear to
        have only one officer. Please advise or revise.
23.   We note your reference to 3a4-1(a)(4)(ii) and 3a4-1(a)(4)(iii). Please clarify which
        exemption your officer and director will be relying upon.

Description of Business, page 14

24.   We note your statement that the "source of information contained in this discussion is
        from a report prepared by Beowulf Properties Corp." Please file the consent from
        Beowulf Properties Corp. as an exhibit to the registration statement or advise us as
        appropriate.

Description of Property page15

25.   We note your use of the term ore throughout your filing. Pursuant to paragraph (a)(1) of
        Industry Guide 7 the term ore is commensurate with the term reserve. Please revise to
        remove the term ore from your disclosure until you have established proven or probable
        reserves

26.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all
        material properties, including the source of power for your property and a description of
        any infrastructure located on your property.

27.   We note your disclosure in this section referring to tonnages and ounces mined on
        properties that exist in the proximity of your property. Please describe only geology,
        history, or exploration results that are directly related to the properties that your company
        has the right to explore or mine. Accordingly, remove information about any mines,
        prospects, adjacent or analogous properties, deposits, occurrences, or exploration
        activities by other companies operating in or near your properties and instead focus the
        disclosure solely on your company's property.

28.   Please provide a clear statement that your property is without mineral reserves pursuant
        to paragraph (b)(4)(i) of Industry Guide 7.

29.   We note you are subject to permitting requirements of the Bureau of Land Management.
        Please revise to provide a short summary of the permits and/or operational plans required
        to perform exploration and mining activities on your properties.

30.   On page 15 you indicate you are "currently conducting mineral exploration activities."
        The disclosure elsewhere states you will not begin exploring until you have raised
        sufficient funds to do so, please advise or revise.

31. We note your discussion of property history starting on page 18. To the extent known, please clarify the mining activities have taken place on the Gold Eagle Mine properties beyond the shipment of 3 cars of ore on an unknown date.

32. On page 13 and 22 you refer to the "completion" of your public offering. Please clarify what you mean by completion.

Employees, page 24

33. Please revise to clarify that the company only has one officer and director.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

34. The plan of operation presented on page 25 refers to costs related to the examination and acquisition of mining properties and salaries to be paid to executive officers. Please revise to address these proposed activities in greater detail. In this respect it may be necessary to update disclosure elsewhere in your document, such as under Use of Proceeds and Executive Compensation.

Liquidity and Capital Resources, page 28

35. Please revise to indicate the amount of working capital as of April 30, 2013.

36. On page 28 you indicate you will be able to "continue operations for approximately 12 months" based on your current cash position. Please advise us of the basis for this statement, given you indicate that the total expenditures over the next 12 months are expected to be approximately $61,705 in your Plan of Operations section.

Directors, Executive Officers, Promoters and Control Persons, page 31

37. The disclosure on page 32 suggests your bylaws require the board "consist of no less than three members." We were unable to locate this requirement in your exhibits. Please advise or revise.

Audit Committee and Conflicts of Interest, page 32

38. Please revise your statement that "[t]he Board … has only two directors …."

Security Ownership of Certain Beneficial Owners and Management, page 34

39. Please correct your definition of investment power on page 34.

Where You Can Find More Information, page 35

40.   On page 35 you indicate that you do not file reports with the Securities and Exchange
        Commission. Please clarify that you will do so as a result of your offering. Please revise
        to identify the reports and other information that you will file with the Commission.

Interest of Named Experts and Counsel, page 35

41.   Please revise to name Mr. Parkinson under this header or advise.

Exhibits

42.   Please file exhibits 3.1 and 10.1 in an appropriate electronic format. Refer to Rule 102(a)
        of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual

43.   Please file the loan agreement with Mr. Eads.

Exhibit 5.1

44.   Please revise this exhibit to reference the state law governing counsel's opinion.

Exhibit 23.3

45.   The consent filed as exhibit 23.3 suggests Mr. Parkinson reviewed a technical report
        written by Beowulf Properties Corp. for you. However, your disclosure on page 15
        suggests Mr. Parkinson wrote the report and that the disclosure included in your
        document is based upon his report. Please advise or revise, as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director